

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via E-mail</u>
Bradley Rosen
President
Oraco Resources, Inc.
605 West Knox Road, Suite 102
Tempe, AZ 85284

> **Re: Oraco Resources, Inc.**
> **Form 8-K**
> **Filed May 23, 2011**
> **File No. 333-167607**
> **Annual Report on Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 333-167607**

Dear Mr. Rosen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K Filed May 23, 2011</u>

<u>General</u>

1. We note that your website refers to or uses terms other than those recognized of the Securities and Exchange Commission. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

    > Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally

extract or produce. We use certain terms on this website (or press release) which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Special Note Regarding Forward-Looking Statements, page 2

2. As you appear to be an issuer of penny stock, you are not able to rely on the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. In this regard, we note your references to federal securities laws. Please revise your disclosure accordingly. In addition, in future filings, including, but not limited to your annual and quarterly reports, please refrain from citing the safe harbor unless and until you are eligible to use it.

Item 1.01 Entry into a Material Definitive Agreement, page 3

3. Please revise your disclosure to provide all of the information required by Item 1.01 of Form 8-K, including, for example, the identities of the parties to the agreements and the material terms and conditions of the agreements.

4. Please revise your disclosure to provide the number of shares issued to the former Jyork security holders.

5. We note your statement that the former security holders of ORI and Jyork acquired "approximately 18,001,500 shares" of your common stock in the transactions. Please revise your disclosure to provide the exact number of shares that you issued to them.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

6. Please revise your disclosure to provide all of the information required by Item 2.01(c) of Form 8-K and, to the extent applicable, Item 2.01(e).

7. Please revise your disclosure to identify the party or parties that held the 10,000,000 shares that were cancelled in connection with the transactions.

Description of Business, page 4

8. Please revise your disclosure to explain why you acquired both ORI and Jyork. In this regard, we note from your disclosure on page 4 that your acquisition of Jyork provided you with mining rights. ORI's role in your operations is unclear.

9. Please revise your disclosure throughout your filing to distinguish between business that you intend to do and business in which you are already engaged. In this regard, we note, for example, your disclosure on page 16 that you have no full-time employees.

Industry and Market Data, page 4

10. Please identify the sources for the industry, market and scientific information you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

Business Development, page 4

11. Please revise your disclosure to provide a materially complete description of the mining contract rights that you acquired through your acquisition of Jyork.

12. Please revise your disclosure to explain what you mean by the statement "With the dramatic improvement in the political and economic climate in Sierra Leone . . . ." If, for example, you are referring to the post-civil war climate in that country, please provide sufficient detail and context to enable investors to understand the current political and economic environment in which you believe you will operate.

Business of Oraco Resources, page 5

13. We note your disclosure regarding specific production quantities and specific grades of material without the existence of a proven or probable reserve. As you are an exploration stage company, without a proven or probable reserve as defined by Section (a) of Industry Guide 7, it appears there is no basis for these estimates of quantities and grade. Please remove this disclosure form you filing.

14. Please forward to our engineer, as supplemental information and not as part of your filing, a translated copy of the documents supporting your right to explore or mine in Sierra Leone pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.

    If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

15. We note your disclosure regarding 43-101 reports.   As your jurisdiction of incorporation is Nevada, you are not eligible to disclose in reliance on NI 43-101.   Utilize only those terms specified by Industry Guide 7 in your U. S. SEC filings.

16. Please disclose the following information for each of your material properties regarding your land and mineral rights. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

   • The nature of your ownership or interest in the property.

   • A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   • Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

   • An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

   • Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

   • The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

   • The area of your claims, either in hectares or in acres.

   Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

17. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

18. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

19. Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

20. Please provide an overview of the exploration and mining permit requirements for companies operating in the Sierra Leone. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in Sierra Leone.

21. Please revise your disclosure on page 6 to indicate how much capital you need to achieve the initial gold production targets that you disclose.

Sierra Leone – Diamonds, page 8

22. Please revise your disclosure to describe your "existing strategic relationships with dealers who export the purchased diamonds to New York."

Environmental Regulation, page 16

23. Please revise your disclosure to address the specific regulations applicable to your business. Your current disclosure appears to be generic and not tailored to your business. Please refer to Item 101(c)(1)(xii) or (h)(4)(xi) of Regulation S-K, as applicable.

24. Please revise your disclosure to address the applicability of, and your compliance with, non-environmental laws and regulations applicable to your business.

25. Please revise your disclosure to provide the applicable information required by Item 102 of Regulation S-K.

Risk Factors, page 16

26. Please make your going-concern risk factor on page 22 the first risk factor in your risk factor disclosure.

27. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

28. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

General

29. Please revise your document:

- to remove the pro forma unaudited balance sheet and statement of operations from this section; and

- to provide a discussion of the results of operations of the accounting acquirer for the period ended December 31, 2010 and the interim period ended March 31, 2011.

30. Please revise to clarify the number of shares of common stock outstanding upon the closing of the reverse merger. In this regard, we note your disclosure on page 30 that there were 18,545,500 shares outstanding while your pro forma balance sheet at March 31, 2011 reflects 23,346,000 shares.

Liquidity and Capital Resources, page 30

31. Please update the liquidity discussion of the accounting acquirer through March 31, 2011.

Security Ownership of Certain Beneficial Owners and Management, page 31

32. We note that you issued more than 18 million shares to the former owners of ORI and Jyork, both of which appear to have been closely-held companies. Please explain to us how where those former owners appear in the table. We may have additional comments based on your response.

Certain Relationships and Related Transactions, and Director Independence, page 36

33. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K.

Item 5.01 Change in Control of Registrant, page 40

34. Please revise your disclosure to provide the information required by Item 5.01(a)(1), (a)(3) and (d)(2) of Form 8-K.

Item 5.02 Departure of Directors or Certain Officers: Election of Directors . . . , page 41

35. Please provide the biographical information for your directors and officers required by Item 401 of Regulation S-K. Please make conforming changes to similar disclosure elsewhere in the filing (e.g., pages 32 and 33).

Item 5.06 Change in Shell Company Status, page 42

36. Please disclose that you were previously a shell company. In addition, please provide us with your analysis as to why you believe you are no longer a shell company.

Item 9.01 Financial Statements and Exhibits, page 43

37. Please tell us what consideration you have given to filing as an exhibit the contract or contracts for your mining rights in Sierra Leone.

Financial Statements

General

38. Please revise your document to include interim financial statements as of March 31, 2011 for Oraco Resources, Inc. and Jyork Industries, Inc. Refer to Rule 8-03 of Regulation S-X for guidance.

Unaudited Pro Forma Combined Financial Information

General

39. Please clarify why your adjustments columns eliminate the balances of NV Corp and why these amounts are not included in the pro forma consolidated ending balances. The adjustment column should reflect the effects of the recapitalization.

40. Please revise your pro forma statement of operations to provide pro forma earnings per share.

Pro Forma Consolidated Balance Sheet as of December 31, 2010, page H-1

41. Given your presentation of a pro forma balance sheet at March 31, 2011, please revise your document to remove the pro forma balance sheet at December 31, 2010, and any related footnotes.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 9A(T) Controls and Procedures, page 22

42. Regarding your "disclosure controls and procedures" disclosure, your disclosure does not refer to the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

Exhibit 31.1

43. In the beginning of your certifications, in the Form 10-K/A for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011, you provide the title of the certifying officer. In future annual and quarterly filings, please revise your certification to remove the title, as the certifying individual should be providing the certification in a personal capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, staff accountant, at 202-551-3865 or Anne McConnell, staff accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, financial analyst, at 202-551-3746 or Dietrich King, staff attorney, at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc: Jennifer Trowbridge, Esq. (Via E-mail)
        Stoecklein Law Group